SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2010

Commission File Number 1-03006

Philippine Long Distance Telephone Company

(Exact Name of Registrant as Specified in Its Charter)

Ramon Cojuangco Building

Makati Avenue

Makati City

Philippines

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F Ö Form 40-F

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No Ö

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________ )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2009. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number		Page
1	Copy of the press release entitled “PLDT completes P2.8-B fiber optic network expansion” that we filed today with the Securities and Exchange Commission and the Philippine Stock Exchange.	6

Exhibit 1

December 2, 2010

The Philippine Stock Exchange

Disclosure Department

Tower One and Exchange Plaza

Ayala Triangle, Ayala Avenue

Makati City

Attention: Ms. Janet A. Encarnacion

Head, Disclosure Department

Ladies and Gentlemen:

In compliance with Section 17.1(b) and Section 17.3 of the Securities Regulation Code, we submit herewith a copy of SEC Form 17-C with a copy of a press release attached thereto entitled “PLDT completes P2.8-B fiber optic network expansion”.

Respectfully yours,

/s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

Exhibit 1

December 2, 2010

SECURITIES & EXCHANGE COMMISSION

Money Market Operations Department

SEC Building, EDSA

Mandaluyong City

Attention : Director Justina F. Callangan

Corporations Finance Department

Gentlemen:

Re : Philippine Long Distance Telephone Company

SEC Registration No. PW-55

In accordance with Section 17.1 (b) of the Securities Regulation Code, we submit herewith two (2) copies of SEC Form 17-C with a press release attached thereto entitled “PLDT completes P2.8-B fiber optic network expansion”.

Very truly yours,

/s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

Exhibit 1

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.                  December 2, 2010

(Date of earliest event reported)

2.                  SEC Identification Number PW-55

3.                  BIR Tax Identification No. 000-488-793

4.                  PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of registrant as specified in its charter

5. PHILIPPINES 6. _____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. 9th Floor MGO Building

Legaspi corner dela Rosa Streets, Makati City 1200

Address of principal office Postal Code

8. (632) 816-8553

Registrant's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class Number of Shares of Common Stock

Licensed and Amount of Debt Outstanding

Exhibit 1

11. Item 9 – Other Events

Attached hereto is a press release entitled “PLDT completes P2.8-B fiber optic network expansion”.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY /s/ Ma. Lourdes C. Rausa-Chan MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Date: December 2, 2010

Exhibit 1

PLDTpressrelease

PLDT completes P2.8-B fiber optic network expansion

MANILA, Philippines, December 2, 2010 – Philippine Long Distance Telephone Co. (PLDT) has completed a P2.8-billion expansion of its Domestic Fiber Optic Network (DFON), further extending the reach and strengthening the resiliency of the country’s most extensive communications transmission network.

The project, which is part of the company’s DFON Resiliency Improvement Program, involved the installation of 1,300 kilometers of new terrestrial and submarine fiber optic cables to carry voice, data and video traffic in Bicol and the Visayas and Mindanao regions.

“Our transmission backbone is now much more resilient, thus raising the quality and reliability of our services. We can also provide more communities with both basic and advanced broadband services, unlocking new economic opportunities for central and southern Philippines,” said PLDT President and CEO Napoleon L. Nazareno.

In the past, accidental cable cuts have caused slowdowns in bandwidth speeds and even outages for some retail and corporate customers in the affected areas. Natural disasters have also adversely affected the network, hampering vital communications to a certain extent.

“This latest DFON expansion greatly reduces the risk of downtimes which will benefit not only large corporations but also small businesses and households,” said Rolando G. Peña, PLDT Group Head for Customer Service Assurance.

The project covers the third leg of DFON Loop 4 from Lucena City to Cebu City, passing through 11 provinces. There are 1,070 kilometers of terrestrial fiber optic cables and 230 kilometers of submarine fiber optic cables, with three new DFON nodes or stations in Calauag, Quezon; Naga, Camarines Sur; and Masbate, Masbate.

This expands the coverage of DFON in provinces such as Quezon, Camarines Norte, Camarines Sur, Sorsogon, Masbate, Capiz, Iloilo, Negros Occidental, Negros Oriental and Cebu.

The new facilities are equipped with the latest Automatic Switching Optical Network – Sub Network Control Protocol (ASON-SNCP) technology which will facilitate the automatic rerouting of traffic in the event of cable cuts to ensure seamless, uninterrupted telecommunications services.

Among the main beneficiaries of this are the call centers and business process outsourcing (BPO) companies that have high-bandwidth requirements and that need resilient telecommunications networks.

Page 5 of 6

Exhibit 1

“The reach and resiliency of our network are our key competitive advantage,” said PLDT Senior Vice President and Customer Sales and Marketing Group Head Eric R. Alberto.

“By investing in redundant facilities through the loops in DFON and various legs within the loops, we have improved our ability to offer the levels of resiliency that industries like banks, BPOs and call centers require,” he added.

The completion of the DFON Loop 4 Third Leg has added 1,300 kilometers of terrestrial and submarine fiber optic cables to PLDT DFON, bringing the total to 10,050 kilometers connecting 68 nodes and equipped with a total network bandwidth capacity of 1.56 Terabytes.

XXX

About PLDT

PLDT is the leading telecommunications service provider in the Philippines. Through its three principal business groups – wireless, fixed line, and information and communications technology – PLDT offers the largest and most diversified range of telecommunications services across the Philippines’ most extensive fiber optic backbone and wireless, fixed line and satellite networks.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE:PHI).  PLDT has one of the largest market capitalizations among Philippine-listed companies.

Further information can be obtained by visiting the web at www.pldt.com.ph.

Contact person:

Ramon R. Isberto

PLDT Spokesperson

Tel. No.: +63 2 5113101

Fax No.: +63 2 5113100

Page 6 of 6

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By : /s/ Florentino D. Mabasa, Jr. Name : Florentino D. Mabasa, Jr. Title : First Vice President and Assistant Corporate Secretary

Date: December 2, 2010